Filed by Valeant Pharmaceuticals International, Inc. (Commission File No. 001-14956) pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Allergan, Inc.

Commission File No.: 001-10269

The following press release was issued by Valeant on May 30, 2014:

Contact Information:

Valeant Pharmaceuticals:

Investors:

Laurie W. Little

Valeant Pharmaceuticals International, Inc.

949-461-6002

laurie.little@valeant.com

Media:

Renee E. Soto/Meghan Gavigan

Sard Verbinnen & Co.

212-687-8080

rsoto@sardverb.com / mgavigan@sardverb.com

VALEANT AND PERSHING SQUARE MAKE REVISED OFFER FOR ALLERGAN

CONTINGENT ON GOOD FAITH NEGOTIATIONS

•	Cash of $72.00 per share and 0.83 Shares of Valeant stock

•	Contingent Value Right for DARPin of up to $25.00 per Share in Value

•	Pershing Square agrees to forego all cash and accept 100% of its consideration in Valeant stock using an exchange ratio determined based on yesterday’s closing stock prices of AGN and VRX

•	Pershing Square will receive $20.75 per share less consideration than other AGN shareholders, providing substantially more value and cash for other AGN stockholders

•	Proposal contingent on good faith negotiations

•	Conference Call and webcast to discuss proposal on Monday, June 2, 2014 at 8:00 am ET

LAVAL, Quebec, May 30, 2014 – Valeant Pharmaceuticals International, Inc. (“Valeant”) (NYSE: VRX) (TSX: VRX) today announced that it is making an offer for Allergan, Inc. (NYSE: AGN) under which each Allergan share would be exchanged for $72.00 in cash and 0.83 shares of Valeant common stock, based on the fully diluted number of Allergan shares outstanding. This offer is subject to prompt good faith negotiation of a merger agreement between Valeant and Allergan. Shareholders will continue to be able to elect cash and/or

Valeant stock, subject to proration. Pershing Square, Allergan’s largest shareholder with a 9.7% stake, has agreed to elect only stock consideration in the transaction and exchange their Allergan shares for Valeant shares at a 1.22659 exchange ratio, based on yesterday’s closing stock prices of Allergan and Valeant, and receive no cash consideration.

Bill Ackman, CEO of Pershing Square said: “Early this morning, I called Mike and offered to give up $600 million of value to the other Allergan shareholders and exchange our shares for Valeant stock if Valeant were prepared to increase its offer to the other Allergan shareholders. We believe that our gesture to the other Allergan owners makes an extraordinarily strong statement about our belief in the long-term value of this highly strategic business combination. We are delighted that Valeant has agreed to step up for the benefit of all Allergan shareholders. We look forward to the Allergan board immediately entering into negotiations with Valeant and finalizing this transaction.”

J. Michael Pearson, Chairman and CEO of Valeant stated: “We believe our revised offer provides enormous value to both Valeant and Allergan shareholders. We strongly believe that applying Valeant’s operating philosophy, strategy, and financial discipline to a broader set of durable assets will continue to create substantial returns for shareholders over the short, intermediate, and long term. We are very committed to getting this deal done, and are now modifying our offer with the assistance of Pershing Square to increase the economics for all Allergan shareholders.”

Conference Call and Webcast Information

The Company will host a conference call and a live Internet webcast along with a slide presentation today at 8:00 a.m. ET (5:00 a.m. PT), June 2, 2014 to discuss the proposed offer for Allergan. The dial-in number to participate on this call is (877) 876-8393 confirmation code 54679872. International callers should dial (973) 200-3961, confirmation code 54679872. A replay will be available following the conclusion of the conference call through June 9, 2014 and can be accessed by dialing (855) 859-2056, or (404) 537-3406, confirmation code 54679872. The live webcast of the conference call may be accessed through the investor relations section of the Company’s corporate website at www.valeant.com.

About Valeant Pharmaceuticals International, Inc.

Valeant Pharmaceuticals International, Inc. (NYSE/TSX: VRX) is a multinational specialty pharmaceutical company that develops, manufactures and markets a broad range of pharmaceutical products primarily in the areas of dermatology, eye health, neurology and branded generics. More information about Valeant can be found at www.valeant.com.

Forward-looking Statements

This communication may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and Canadian securities laws. These forward-looking statements include, but are not limited to, statements regarding Valeant’s offer to acquire Allergan, its financing of the proposed transaction, its expected future performance (including expected results of operations and financial guidance), and the combined company’s future financial condition, operating results, strategy and plans. Forward-looking statements may be identified by the use of the words “anticipates,” “expects,” “intends,” “plans,” “should,” “could,” “would,” “may,” “will,” “believes,” “estimates,” “potential,” “target,” “opportunity,” “tentative,” “positioning,” “designed,” “create,” “predict,” “project,” “seek,” “ongoing,” “upside,” “increases” or “continue” and variations or similar expressions. These statements are based upon the current expectations and beliefs of management and are subject to numerous assumptions, risks and uncertainties that change over time and could cause actual results to differ materially from those described in the forward-looking statements. These assumptions, risks and uncertainties include, but are not limited to, assumptions, risks and uncertainties discussed in the company’s most recent annual or quarterly report filed with the Securities and Exchange Commission (the “SEC”) and the Canadian Securities Administrators (the “CSA”) and assumptions, risks and uncertainties relating to the proposed merger, as detailed from time to time in Valeant’s filings with the SEC and the CSA, which factors are incorporated herein by reference. Important factors that could cause actual results to differ materially from the forward-looking statements we make in this communication are set forth in other reports or documents that we file from time to time with the SEC and the CSA, and include, but are not limited to:

•	the ultimate outcome of any possible transaction between Valeant and Allergan including the possibilities that Valeant will not pursue a transaction with Allergan and that Allergan will reject a transaction with Valeant;

•	if a transaction between Valeant and Allergan were to occur, the ultimate outcome and results of integrating the operations of Valeant and Allergan, the ultimate outcome of Valeant’s pricing and operating strategy applied to Allergan and the ultimate ability to realize synergies;

•	the effects of the business combination of Valeant and Allergan, including the combined company’s future financial condition, operating results, strategy and plans;

•	the effects of governmental regulation on our business or potential business combination transaction;

•	ability to obtain regulatory approvals and meet other closing conditions to the transaction, including all necessary stockholder approvals, on a timely basis;

•	our ability to sustain and grow revenues and cash flow from operations in our markets and to maintain and grow our customer base, the need for innovation and the related capital expenditures and the unpredictable economic conditions in the United States and other markets;

•	the impact of competition from other market participants;

•	the development and commercialization of new products;

•	the availability and access, in general, of funds to meet our debt obligations prior to or when they become due and to fund our operations and necessary capital expenditures, either through (i) cash on hand, (ii) free cash flow, or (iii) access to the capital or credit markets;

•	our ability to comply with all covenants in our indentures and credit facilities, any violation of which, if not cured in a timely manner, could trigger a default of our other obligations under cross-default provisions; and

•	the risks and uncertainties detailed by Allergan with respect to its business as described in its reports and documents filed with the SEC.

All forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by this cautionary statement. Readers are cautioned not to place undue reliance on any of these forward-looking statements. These forward-looking statements speak only as of the date hereof. Valeant undertakes no obligation to update any of these forward-looking statements to reflect events or circumstances after the date of this communication or to reflect actual outcomes.

ADDITIONAL INFORMATION

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. This communication relates to a proposal which Valeant Pharmaceuticals International, Inc. (“Valeant”) has made for a business combination transaction with Allergan, Inc. (“Allergan”). In furtherance of this proposal and subject to future developments, Valeant and Pershing Square Capital Management, L.P. (“Pershing Square”) (and, if a negotiated transaction is agreed, Allergan) may file one or more registration statements, proxy statements or other documents with the SEC. This communication is not a substitute for any proxy statement, registration statement, prospectus or other document Valeant, Pershing Square and/or Allergan may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF VALEANT AND ALLERGAN ARE URGED TO READ THE PROXY STATEMENT(s), REGISTRATION STATEMENT, PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Any definitive proxy statement(s) (if and when available) will be mailed to stockholders of Allergan and/or Valeant, as applicable. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by Valeant and/or Pershing Square through the web site maintained by the SEC at http://www.sec.gov.

Information regarding the names and interests in Allergan and Valeant of Valeant and persons related to Valeant who may be deemed participants in any solicitation of Allergan or Valeant shareholders in respect of a Valeant proposal for a business combination with Allergan is available in the additional definitive proxy soliciting materials in respect of Allergan filed with the SEC by Valeant on April 21, 2014 and May 28, 2014. Information regarding the names and interests in Allergan and Valeant of Pershing Square and persons related to Pershing Square who may be deemed participants in any solicitation of Allergan or Valeant shareholders in respect of a Valeant proposal for a business combination with Allergan is available in additional definitive proxy soliciting material in respect of Allergan filed with the SEC by Pershing Square. The additional definitive proxy soliciting material referred to in this paragraph can be obtained free of charge from the sources indicated above.

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